中信泰富有限公司

BY COURIER

RECEIVED Exemption No. 82-5232

CITIC PACIFIC

Date : June 20, 2007

07024659

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copy of which is enclosed herewith, that the Company since May 23, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
JUN 27 2007
THOMSON FINANCIAL

Alice Tso
Assistant Director -
Company Secretariat

Encls.
AT/ww/LTR-2865

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since May 23, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : June 4, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE)

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st May, 2007

RECEIVED 22 A 6:14
CORPORATE FINANCE

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Stella Chan Chui Sheung Tel No.: 2820-2111
(Name of Responsible Official)

Date : 4th June, 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,205,253,160	—	---
Increase/~~(Decrease)~~ during the month	3,438,000	—	---
Balance at close of the month :	2,208,691,160	—	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1._____ Exercise price: HK$ ____ 2._____ Exercise price: HK$ ____	Please refer to the attached sheet.					
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1._____ *Subscription price: HK$* ____ 2._____ *Subscription price: HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
_____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:					3,438,000

Remarks : ____________________

Authorised Signatory:

Name : Stella Chan Chui Sheung
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	2,500,000	--	2,500,000	--	0	2,500,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	6,100,000	--	340,000	--	5,760,000	340,000
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	12,740,000	--	598,000	--	12,142,000	598,000

END